Filed by The First American Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: First Advantage Corporation
Commission File No.: 001-31666

The First American Corporation

Conference Call Transcript

Second Quarter 2009 | July 30, 2009

An excerpt from the Question and Answer portion of the above referenced earnings conference call follows:

Nik Fisken—Stephens, Inc.—Analyst

Can you give us a little bit more detail on the processes that you’re going through to enable the spin? I mean, can you kind of give us an idea of where we are with the IRS, the regulators and the debt, please?

Park Kennedy—The First American Corporation—Chairman and CEO

This is Park. I’ll start and turn it over to Buddy.

One of the things that we’ve done is, in effect, clarify the balance sheet. A step in that direction was the offer to buy-in the First Advantage shares. And then, there are other things that are underway.

Additional Information

First American intends to file a Registration Statement on Form S-4 and may file other documents with the Securities and Exchange Commission (SEC) in connection with the proposed First Advantage Corporation transaction. First Advantage stockholders should read those filings, and any other filings made by the company with the SEC in connection with the transaction, as they will contain important information. These documents, once filed, as well as the company’s other public SEC filings, can be obtained without charge at the SEC’s Web site at www.sec.gov and at the company’s Web site at www.firstam.com.